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January 18, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Shehzad Niazi

Re:	SMSA Palestine Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 10, 2010 File No. 333-169486
Form 10-Q/A for Fiscal Quarter Ended September 30, 2010
- Filed December 10, 2010
Form 8-K/A filed December 10, 2010
File No. 000-53343

Dear Mr. Niazi::

          On behalf of our client, SMSA Palestine Acquisition Corp. (the “Company”), in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, an amended Form 8-K and an amended Form 10-Q. The amended registration statement, Form 8-K and Form 10-Q have been marked to indicate changes from the previous Form S-1/A filed on December 10, 2010, Form 8-K/A filed on December 10, 2010 and Form 10-Q/A filed on December 10, 2010, respectively.

          The Company has responded to the Staff’s comments letter dated December 28, 2010 either by revising the registration statement, Form 8-K and/or Form 10-Q to comply with the comments, or by providing an explanation if the Company has not revised the registration statement, Form 8-K and/or Form 10-Q. In addition to the amendments made in response to the Staff’s comments, the Company has revised each filling in certain places to reflect developments since the time of the initial fillings or to clarify its disclosures.

          The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the enclosed registration statement):

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 8

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

1.

We read your responses to comments four though nine in your correspondence dated December 10, 2010. We acknowledge your response that your CFO has subscribed to Accounting Research Manager and will complete relevant U.S. disclosure checklists. However, based on your response, it does not appear that you have accounting personnel with sufficient experience to prepare financial statements in accordance with U.S. GAAP. Therefore, please amend your Form S-1 to provide a risk, factor that includes clear disclosure that you do not have accounting personnel with sufficient experience in preparing financial statements in U.S. GAAP.

          In response to the Staff’s comment, the Company has amended the Registration Statement to add the requested risk factor.

Our Business, page 23

2.

We note your supplemental response to comment 12 of our letter dated November 23, 2010. In light of your application for Green Food certification having not been approved since April and May 2010, please revise your registration statement as appropriate to disclose the average length of time required to obtain Green Food certification and, to the extent material, any risk relating to your business from significant delays or a failure to obtain such certification.

          In response to the Staff’s comments, the Company has revised the disclosure on page 23 as requested. The Company supplementally advises the Staff that the Company has recently obtained Green Food certifications for fresh bamboo shoots, winter bamboo shoots, sweet tangelo and sweet corn, and that the Company has revised the relevant disclosure in the registration statement to so note.

3.	Please clarify the meaning of the phrase "as a sample testing" in the second paragraph of page 30.

          In response to the Staff’s comment, the Company has clarified the meaning of the phrase “as a sample testing” in the second paragraph of page 30.

4.

We reissue comment 16 of our letter dated November 23, 2010 in part. Please revise as appropriate under Research & Development on page 30 to disclose the uncertainty regarding your jointly developed intellectual property rights with Fujian Agricultural and Forestry University. Furthermore, clarify how the jointly owned patent rights with Fuzhou University will be administered, or disclose any uncertainty in that regard.

          In response to the Staff’s comment, the disclosure on page 30 has been revised as requested.

5.

In this regard, and in light of the substantial reliance of your research and development activities on your relationships with the institutions described in the comment above, consider adding risk factor disclosure concerning the uncertainty of your intellectual property rights under these research and development agreements.

          In response to the Staff’s comment, the Company has added risk factor disclosure on page 11 as requested.

6.

We reissue comment 20 of our letter dated November 23, 2010 in part. We note your added disclosure relating to your existing relationships with several major retailers. However, it remains unclear what the "ongoing negotiations" you refer to in the second paragraph on page 32 relate to and if those negotiations are being conducted with the identified retailers or other retailers.

          In response to the Staff’s comment, the Company has revised the disclosure on page 32 as requested.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

7.	Please revise the second paragraph on page 32 and elsewhere as appropriate to disclose the percentage of your overall sales derived from the identified major retailers.

          In response to the Staff’s comment, the Company has revised the disclosure on page 32 as requested and to explain the methodology behind the Company’s calculation of such percentage.

8.

We note your supplemental response to comment 22 of our letter dated November 23, 2010 and reissue that comment in part. Please revise your disclosure under Competition on page 33-34 to include the basis for your conclusion that you compete favorably in the various competitive factors discussed in this section. For example, provide details on formal or informal market research and what data or studies, if any, management used to come to the determinations discussed in your supplemental response.

          In response to the Staff’s comment, the Company has revised the disclosure on pages 33-4 as requested.

Corporate Structure and History, page 39 Our Corporate History, page 39

9.

We note your added disclosure in the fifth paragraph of page 40 regarding the agreement by Misaky to acquire 100% of the equity interest in the "Company" on April 13, 2010. It appears you are to your subsidiary Fujian Yada rather than SMSA Palestine. Please revise to clarify the reference to the "Company" throughout this section as appropriate.

          In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the registration statement as requested.

10.

In this regard, please also revise to clarify the arrangement whereby Misaky was "wholly owned by Zhan Youdai through a trust agreement with Cai Yang Bo". Please also address and clarify the similar arrangement with Sino Oriental

          In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the registration statement as requested.

11.

We note your response to comment 25. Please revise to address additional disclosure noted on page F-81 regarding the change in group structure for the purpose of the share exchange. Please indicate that "Before the acquisition by the company completed on August 20, 2010, Sino Oriental was wholly owned by Mr. Zhan through a trust agreement with Cai Yang Bo and other shareholders. The sole director of Sino Oriental is Mr. Zhan. Sino is an investment holding company without any other business activities and only holds 100% equity interest in Misaky." Also disclose that "Upon the completion of Reorganization on July 2, 2010, Fujian Yada and Misaky became the wholly owned subsidiaries of the Sino Oriental. Before and immediately after the completion of Reorganization, Fujian Yada, Misaky and Sino Oriental are under the common control of Mr. Zhan and his spouse, Liufeng Zhou."

          In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the registration statement as requested.

12.	We note that you refer to Cai Yang Bo also as Cai Yangbo. Please revise to use a consistent name.

          In response to the Staff’s comment, the Company has made the revisions as requested.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

13.

Please add a subsection to your disclosure in this section to address the changes in the corporate structure of your subsidiaries prior to the exchange agreement, as discussed on page F-7 under Reorganization.

          In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the registration statement as requested.

Management's Discussion and Analysis, page 41

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009, page 43

14.

Please revise your discussion under Gross Profit and Gross Margin on page 44 and page 46 to individually quantify the gross margins of bamboo wood and high PH bamboo shoots and their effect on the overall gross margins of your business.

          In response to the Staff’s comment, the Company has revised the disclosure on page 44 and page 46 as requested.

Fiscal Year Ended December 31, 2009 compared to Fiscal Year Ended December 31, 2008, page 47

15.

We reissue comment 27 of our letter dated November 23, 2010 in part. It is unclear how you intend to use the term "export sales prices" in the fourth sentence under Gross Profit and Gross Margin on page 48. For example, we note you refer to export sales prices for both China and Japan.

          In response to the Staff’s comment, the Company supplementally advises the Staff that due to a calculation error, the Company erroneously stated that the average sales price in the Chinese domestic market increased in the fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008. The Company has revised the disclosure on page 48 to clarify that only the average export sales price in the Japanese market increased and the average sales price in the Chinese domestic market decreased in the fiscal year ended December 31, 2009 as compared to the fiscal year ended December 31, 2008.

16.

In this regard, please quantify the individual impact of increases in average sales prices in China and Japan in your discussion of Net Sales and Gross Profit and Gross Margin, and elsewhere as applicable.

          In response to the Staff’s comment, the Company has added the disclosure on page 48 as requested.

Cash Flows from Financing Activities, page 50

17.

We reissue comment 29 of our letter dated November 23, 2010 in part. Please also revise to address the effect compliance with the various financing agreements and their covenants will have on your liquidity and capital resources, rather than Just the failure to comply with such covenants. For example, discuss any restrictions on borrowing, asset sales or other similar covenants contained in such agreements.

          In response to the Staff’s comment, the Company has revised the disclosure on page 52 as requested.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

18.

We note your response to comment 30 that "to our knowledge, the Company and its subsidiaries have been in compliance with the covenants in the agreements." The company is in the position to know whether it or its subsidiaries are in compliance with the covenants. Revise to delete the phrase "to our knowledge" from your disclosure on page 48 and page 52. Additionally, please indicate whether the company and its subsidiaries are in compliance with the covenants as of September 30, 2010.

          In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 52 of the registration statement as requested, and hereby confirms that the Company and its subsidiaries are in compliance with the covenants as of September 30, 2010.

Executive Compensation, page 61

19.

Please provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan and Mr. Zhang. In this regard, confirm whether the salaries provided are the aggregate salaries for the entire year indicated. Also confirm that Mr. Zhang does not have an employment agreement. Further, briefly clarify the reasons for the changes in salaries for these two individuals over the years indicated in your Summary Compensation Table. Finally, we note that Mr. Zhang is "vice general manager" for your operating subsidiary. Please confirm that there is no "general manager" that should be disclosed here.

          In response to the Staff’s comment, the Company supplementally advises the Staff that Mr. Zhan and Mr. Zhang’s salaries provided are the aggregate salaries for the entire year included, and that Mr. Zhang does not have an employment agreement with the Company but he does have such an agreement with our subsidiary Fujian Yada Group Co., Ltd. The decrease in salaries for Mr. Zhan and Mr. Zhang in 2009 was decided by the Board of Directors of our subsidiary Fujian Yada Group Co., Ltd. during 2008 due to the poor economic conditions and the state of the Company’s business. The Company also advises the Staff that the general manager of Fujian Yada Group Co., Ltd is Mr. Zhan.

Employment Agreements, page 61

20.	Please disclose the material terms of the proposed option agreement with Mr. Tsang briefly discussed in the second paragraph of this section.

          In response to the Staff’s comment, the Company has revised the registration statement on page 61 to add the requested disclosure.

Transactions with Related Persons, page 63

21.	We note your response and reissue comment 36 of our letter dated November 23, 2010 in part. Please confirm that in addition to the $120,000 threshold, you have made the determination that no disclosure is required based on the one percent total assets threshold provided in Item 404(d)(1) of Regulation S-K. Furthermore, given your determination in the Form 10-K that this was a related party transaction, to the extent you no longer believe it qualifies as such, provide a more detailed explanation of your reasoning and the facts involved.

          In response to the Staff's comment, the Company supplementally advises the Staff that: the Company believes that the shared address referenced in the Form 10-K is not required to be disclosed as a transaction with a related party under Item 404 of Regulation S-K, because such shared address is not a transaction, including a relationship, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years. The Company supplementally advises the Staff that the Company is not aware of the rationale of the Company's previous management team in choosing to disclose such a shared address as a transaction with a related party under Item 404 of Regulation S-K and believes that such disclosure may have been made in error. Furthermore, the Company notes that it no longer uses that address.

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

Annual Financial Statements

22.

When financial statements are presented for a period that includes the date of a reverse merger, the historical financial statements of the operating company or accounting acquirer, revised retroactively to give effect to the merger, become the historical financial statements of the post- merger company. Accordingly, the financial statements of Fujian Yada as of and for the years ended December 31, 2009 and 2008 must be restated on a retroactive basis to give effect to the reorganization with Sino Oriental and Misaky as well as the reverse merger with SMSA Palestine Acquisition Corp, In addition, the audit report for these financial statements must be related or dual-dated to a date subsequent to the consummation date of the reverse merger to give effect to the additional work performed with respect to restating the financial statements. Please revise.

In response to the Staff's comment, the revised audited financial statements have been provided as requested.

23.

The shell company financial statements presented beginning on page F-29 should be deleted because they are no longer the historical financial statements of SMSA Palestine Acquisition Corp. The pro forma financial statements should be deleted as well. Please revise.

          In response to the Staff's comment, the shell company financial statements and the pro forma financial statements have been deleted as requested.

Exhibits

24.	Please file the employment agreements with Mr. Zhan and Mr. Tsang with the next amendment to your registration statement.

          In response to the Staff's comment, the Company has filed such employment with the amendment as requested.

Exhibit 5.1 – Legality Opinion

25.	Please revise your opinion to include your counsel's determination that the securities covered by the opinion are "duly authorized."

In response to the Staff's comment, the legality opinion has been revised as requested.

Form 8-K/A filed December 10, 2010

26.	Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff's comment, the Company has revised the Form 8-K as requested.

Form 10-Q for Fiscal Quarter Ended September 30, 2010
Management's Discussion and Analysis
Liquidity and Capital Resources, page 27

27.

We read your response and noted your added disclosure in, response to our prior comments 50 and 51; however, in view of your response to our prior comment 45, that you consider receivables due upon delivery; please explain why payments for your sales to new customers in the third quarter of 2010 were not due at September 30. 2010.

In response to the Staff's comment, the Company has revised the disclosure on page 28 as requested.

Item 4 Controls and Procedures
Disclosure Controls and Procedures, page 30

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 18, 2011

28.

We read your responses to comments four though nine dated December 10, 2010. We acknowledge your response that your CFO has subscribed to Accounting Research Manager and will complete relevant U.S. disclosure checklists. However, based on your response, we are unable to concur with your conclusion that your disclosure controls and procedures are effective as of September 30, 2010. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your disclosure controls and procedures. Accordingly, please tell us the basis for the officers' conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

          In response to the Staff’s comment, the Company understands and acknowledges the Staff’s viewpoint. The Company has revised the Form 10-Q/A on page 30 to reflect that its disclosure controls and procedures were not effective as of September 30, 2010 based on material weaknesses in its internal control over financial reporting related to insufficient GAAP experience.

* * *

          We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

          If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don Williams

Don Williams

Enclosures

Cc:	Mr. Zhan Youdai Mr. Tsang Yin Chiu Stanley Mr. Jamie Mercer Mr. Alfred Chung